Mail Stop 6010

November 15, 2007

Paul B. Kravitz
Chairman & Chief Executive Officer
Med Gen, Inc.
7280 West Palmetto Park Road, Suite #306
Boca Raton, FL 33433

> **Re: Med Gen, Inc.**
> **Schedule 14A**
> **Filed November 13, 2007**
> **File No. 0-29171**

Dear Mr. Kravitz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal Reasons for Increasing the Number of Authorized Shares of Common Stock

1. We note you seek to authorize 10 billion new shares of common stock. You also list various potential uses for the additional shares.

    - Please include a definitive statement as to whether or not the company currently has any plans to issue any of the shares that would be authorized through this proposal.

- If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined, and quantify the approximate number of shares associated with each such plan.
- It should be clear from your revised discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has. Please revise your document accordingly.

2. Based on the brief reference to "loans in the amount of $5,650,000" and the disclosure that follows this reference, it appears that at least one purpose for seeking the authorization of additional shares is related to these loans.

- Please provide more information about these loans. You should describe the transaction(s) in which the loans were issued, describe the obligations you incurred, describe the terms of the loans, identify the lenders, and state the lenders' potential beneficial ownership.
- Also, please clarify the connection between the loans and this proxy statement.

3. We note that "[t]he Company was required to reserve in excess of 11,000,000,000 shares for this additional Registration and only has approximately 785,000,000 unissued authorized shares left in the treasury." The 10,000,000,000 shares you are seeking to authorize plus the 785,000,000 unissued authorized shares you currently have are less than 11,000,000,000. Please clarify how you will satisfy the requirement to "reserve in excess of 11,000,000,000 shares."

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director